UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Ms. Hui Li a member of the board of director of Linkage Global Inc (the “Company”) has resigned from the Board of Directors of the Company and as a member of the Company’s audit committee, compensation committee and nominating and corporate governance committee effective as of April 30, 2025. Ms. Li’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

On April 30, 2025, the Board of Directors of the Company (the “Board”) appointed Yang Wang, the Company’s Chief Executive Officer and Hong Chen to the Board.

There are no family relationships between Mr. Chen and any director or executive officer of the Company, and to the best knowledge of the Company, he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Mr. Chen has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

There are no family relationships between Ms. Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Wang and any other person pursuant to which she was appointed as the Chief Executive Officer of the Company. Ms. Wang entered into an employment agreement with the Company, which establishes certain terms and conditions governing her service to the Company. Additionally, other than with respect to her employment agreement, with the Company, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Wang had, or will have, a direct or indirect material interest.

Mr. Chen has been the Chief Executive Officer and Chairman of Wave Sync Corp. (OTC “WAYS”) since 2024 and worked as the Chairman of the board of directors for Grand Cartel Securities Co., Ltd. (“Grand Cartel Securities”) from 2014 to 2020. Before Grand Cartel Securities, Mr. Chen served as the Chairman at China Internet Education Group (a Hong Kong listed company with the code 8055) from 2006 to 2014, as the CEO for Peking University Business Network from 2000 to 2006, and the CEO of Shenzhen Chenrun Investment Company from 1998 to 2002. Mr. Chen’s chairman experience qualifies him to serve on our board of directors. Mr. Chen received a Bachelor of Science degree from Beijing Union University and an MBA from the Guanghua School of Management, Peking University.

Since March 2025, Ms. Wang has been serving as a vice president at Vessel Global Capital, where she was responsible for evaluating prospective IPO readiness consulting cases and managing IPO and de-SPAC transactions. Since March 2024, she has been serving as a board secretary at Hudson Acquisition I Corp, where she was responsible for SEC compliance issues, periodic financial filing coordination, and board communications. From May 2023 to March 2024, she served as an executive assistant at New York Standard Capital, where she was responsible for assisting the chief executive officer in developing Fintech financing models and account management. Since January 2021, she has been teaching as an adjunct lecturer at Baruch College. From October 2018 to January 2021, she served as a chief operation officer at DC Power Share, where she was responsible for administration and business development in the Tri-State area. From January 2020 to May 2021, she was a licensed agent at New York Life, where she was responsible for marketing life and health insurance to small business owners. From September 2012 to September 2018, she was a founder and chief executive officer at LYCW.INC, where she was responsible for establishing partnership with realtors, property management offices, and group renters. Ms. Wang obtained her bachelor’s degree in Chinese literature and linguistics from Peking University in June 2011 and master’s degree in social work from Columbia University in May 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: May 1, 2025	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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